FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Letter to Shareholders dated May 12, 2003, regarding general shareholders’ meeting

2.	General shareholders’ meeting agenda

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ITEM 1

Emilio Botín
Presidente

Santander, May 12th 2003

The General Shareholders’ Meeting of our Bank will foreseeably be held, at second call, as has become usual, on June 21st next. The Agenda is attached hereto. Furthermore, and in line with our objective of maximum transparency, you will find on our web page www.gruposantander.com the full text of the Regulations of the General Meeting and the resolutions to be submitted to it for approval.

At the same time, I would like to invite you to make any suggestions or ask any questions which, in the best interest of our Bank, you would like to be addressed on the occasion of the next General Meeting. You may send your queries to my attention by letter addressed to: calle Sevilla, no. 3, 28014 Madrid, or by e-mail to: accionistas@gruposantander.com. The Bank, through the Shareholders’ Office, or I personally at the Meeting itself, will do everything possible to answer these queries.

I am sure that this initiative, which is separate from the right to receive information and proposals as applicable according to law and the Bank’s bylaws, will enable you to participate more directly in the General Meeting and the progress of our Bank.

Thanking you for your confidence, I remain,

Yours sincerely,

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ITEM 2

AGENDA

One	Examine and approve, where applicable, the annual financial statements (Balance Sheet, Income Statement and Annual Report) and the management performance of Banco Santander Central Hispano and of its Group for 2002.

Two	Distribution of dividend for 2002.

Three	Board of Directors: re-election of Directors and ratification of appointment of Director.

Four	Re-election of External Auditors for the 2003 financial year.

Five	Authorization to enable the Bank and its affiliates to acquire their own shares under article 75 and additional first provision of the Corporations Act, canceling the unused part of the authorization granted by the Extraordinary General Meeting of Shareholders on February 9, 2002.

Six	Modification of the Corporate By-laws: articles 17 (limit the number of votesto be issued at a Shareholders’ Meeting by a single shareholder), 24 (requirement of a strengthened majority for the adoption of certain agreements by the Meeting), 27 (powers of the Shareholders’ Meeting), 30 (requirements to be eligible as a director), 32 (requirements to be appointed Chairman and Vice-Chairman), 36 (powers of the Board of Directors) and introduction of a new bylaw rule, article 39, to include the regulation of the Auditing and Compliance Committee, renumbering the current articles 39 to 45 as 40 to 46.

Seven	Approve, where applicable, the Regulations of Shareholders’ Meetings.

Eight	Delegation of authority to the Board of Directors to execute the resolution - to be adopted by the Meeting - to increase the share capital, in accordance with article 153.1.a) of the Corporations Act.

Nine	Authorize the Board to increase the share capital, in accordance with article 153.1.b) of the Corporations Act and delegation of the authority for exclusion of pre-emptive subscription rights, in accordance with article 159.2 of said Act, with cancellation of resolution SIX. II of the Extraordinary General Meeting of February 9, 2002

Ten	Delegation to the Board of Directors to issue fixed-income securities convertible into and/or exchangeable for shares of the Bank; setting criteria for the determination of the bases and types of conversion and/or exchange, and the increase of share capital by the necessary amount, as well as exclusion of pre emptive subscription rights of shareholders and holders of convertible bonds.

Eleven	Delegation to the Board of Directors of the authority to issue fixed income securities not convertible into shares.

Twelve	Authorization to the Board of Directors to interpret, rectify, complement,execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorizations received from such Meeting, and the granting of authority to place such resolutions on public record.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	May 23, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President